USA VIDEO INTERACTIVE CORP.

October 27, 2005

RECEIVED

2005 NOV -7 A 11:15

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BEST AVAILABLE COPY

SUPPL

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

FILE #82-1601

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

PROCESSED
NOV 08 2005
THOMSON
FINANCIAL

/ad
Encl.

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

(604) 685-1017
Fax (604) 685-5777

RECEIVED
2005 NOV -7 A 11: 15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

USVO

For Investor Relations Contact:
Jon Caserta
(877) 425-8347
usvo@blueskyir.com

USVO'S SMARTMARK TO BE SHOWCASED AT LIGHTNING MEDIA EVENT

Hollywood TV and Film Distribution Companies to be Attending Anti-Piracy Event

(Old Lyme, CT – October 27, 2005) - **USA Video Interactive Corp.** (OTCBB: USVO; TSX: US; BSE/Frankfurt: USF), is pleased to announce in partnership with **Lightning Media**, a special anti-piracy event for a select group of television and film distribution companies. Lightning Media will premier ***SmartMark Enhanced Duplication***, their new Anti-Piracy Protection service that is available when clients duplicate their television and film titles to digital video. The event is on the 3rd of November at Lightning Media's facilities in Hollywood, CA.

A select group of Lightning Media's clients will be introduced first-hand to SmartMarks and their unprecedented anti-piracy capabilities at the exclusive event. Demonstrations and experts will be available to answer attendees' questions about how their companies and projects can benefit from the new service.

"We are excited to introduce our new anti-piracy protection service to our clients. We believe once our clients experience SmartMark Enhanced Duplication first-hand, they will be surprised and pleased at how easy it is to protect their content with this powerful new service," said Stephen Buchsbaum, CEO, Lightning Media.

"Media piracy costs the entertainment industry billions of dollars annually, and the problem is growing. Lightning Media has gone on the offensive to battle this problem, providing their clients a straightforward solution that fits into their current production processes. We're thrilled to have Lightning Media bring this solution to these players in the media industry and glad we could be a productive part of it," said Edwin Molina, President, USA Video Interactive Corp., creators of SmartMark technology.

About SmartMarks™:

SmartMarks are invisible, unremovable, forensic "digital watermarks" embedded in every video frame to protect digital video from piracy. SmartMarks work with existing production and distribution technology to protect copyrighted material without requiring new equipment in the distribution or playback environment. Like embedding a forensics team inside your content, SmartMarks give enforcement agencies the proof they need to stop piracy.

About USA Video Interactive Corp.:

USA Video Interactive Corp. ("USVO") designs and markets technology for delivery of digital media. USVO developed its SmartMark™ digital watermarking technology to provide a robust

means for producers and distributors to invisibly protect their content. USA Video Technology Corp., a wholly owned subsidiary of USVO, holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 165 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, Italy, and Japan. For more information, visit www.usvo.com.

About Lightning Media:

Lightning Media services all duplication and new media needs from Hi-Def and video duplication to DVD authoring and replication, audio and video compression, and internet design and development. Three full service facilities cater to a vast client base ranging from leading motion picture studios, television production companies, independent filmmakers and web video producers to film students and an array of corporate and consumer clients. Lightning Media is committed to exceptional customer service, quality control and "lightning-fast" turnaround; featuring the most advanced and reliable equipment available today. Lightning Media's climate-controlled, triple secure vault is a trusted source for storing master materials. Lightning Media has three full service facilities located in Hollywood, Burbank and Santa Monica, and a new replication facility in Valencia, California. For more information, visit www.lightning-media.com/.

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 – 5535; Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact Blue-Sky Solutions, LLC, Jon Caserta, (877) 425-8347, usvo@blueskyir.com

# # #